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                                                               Exhibit 12.1

                 UAL Corporation and Subsidiary Companies

             Computation of Ratio of Earnings to Fixed Charges


                                         Year Ended December 31
                               1995      1994     1993      1992    1991
                              ------    ------   ------    ------  ------
                                             (In Millions)
Earnings:

  Earnings (loss) before
    income taxes and
    extraordinary items       $  621    $  171   $  (47)   $ (656)  $(508)
  Undistributed income of
    affiliate                    (38)      (19)      -        (27)     (4)
  Fixed charges,
    from below                 1,239     1,052    1,109     1,001     749
  Interest capitalized           (42)      (41)     (51)      (92)    (91)
                              ------    ------   ------    ------   -----
    Earnings                  $1,780    $1,163   $1,011    $  226   $ 146
                              ======    ======   ======    ======   =====

Fixed charges:

  Interest expense            $  399    $  372   $  358    $  329   $ 211
  Interest expense on
    affiliate's guaranteed
    debt                          -         -         5        -       -

  Portion of rental expense
    representative of the
    interest factor              840       680      746       672     538
                              ------    ------   ------    ------   -----
      Fixed charges           $1,239    $1,052   $1,109    $1,001   $ 749
                              ======    ======   ======    ======   =====

Ratio of earnings to
  fixed charges                 1.44      1.10       (a)       (a)     (a)
                              ======    ======   ======    ======   =====

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(a)   Earnings were inadequate to cover fixed charges by $98 million in 1993,
      $775 million in 1992 and $603 million in 1991.
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